

07003598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH. D.C.

SEC FILE NUMBER
8-57659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Rd., 500 Northpark, Suite 400
(No. and Street)

Atlanta (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Bowden 404 965 7286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland
(Name – *if individual, state last, first, middle name*)

Atlantic Center Plaza
1180 W. Peachtree St., Suite 1400 Atlanta, GA 30309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore Bowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personal or family accounts of Richard Thayer (Chairman) Theodore Bowden (President), Michael Flinn (FINOP)


TINA M. ADAMS
NOTARY
EXPIRES
GEORGIA
OCT. 1, 2010
PUBLIC
COBB COUNTY

Theodore Bowden
Signature

President
Title

Tina M. Adams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANCE SECURITIES, LLC

Financial Statements

For the Year Ended December 31, 2006

RELIANCE SECURITIES, LLC

Table of Contents

December 31, 2006


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Independent Auditors' Report

The Board of Directors
Reliance Securities, LLC

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2006, and the related statements of income and members' interest and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 23, 2007

RELIANCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash	$ 1,003,377
Accounts receivable	65,957
Receivables from affiliated broker dealer	611,454
Deposits with clearing broker	50,000
Prepaid expenses	5,699
Total assets	$ 1,736,487

Liabilities and members' interest

Liabilities	
Accounts payable and accrued expenses and other liabilities	$ 197,892
Members' interest	1,538,595
Total liabilities and members' interest	$ 1,736,487

See accompanying notes.

RELIANCE SECURITIES, LLC

Statement of Income and Changes in Members' Interest

For the Year Ended December 31, 2006

Revenue		
Commissions	$	6,901,406
Interest income		9,278
Total revenue	$	6,910,684
Non-interest expense		
Marketing and business development		2,753,036
Salaries and Benefits		358,948
Accounting and regulatory		44,506
Administrative expenses		25,409
Other		323,077
Total non-interest expense		3,504,976
Net income	$	3,405,708
Members' interest at beginning of the year	$	907,887
Net income		3,405,708
Distribution to members		2,775,000
Members' interest at end of the year	$	1,538,595

See accompanying notes.

RELIANCE SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 3,405,708
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Accounts receivable	8,892
Receivables from affiliated broker dealer	(240,800)
Prepaid expenses	(4,711)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	40,136
Net cash provided by operating activities	3,209,225
Cash flows from financing activities	
Capital disbursements to members	(2,775,000)
Net cash used by financing activities	(2,775,000)
Net increase in cash	434,225
Cash at beginning of the year	569,152
Cash at end of the year	$ 1,003,377

See accompanying notes.

RELIANCE SECURITIES, LLC

Notes to Financial Statements

December 31, 2006

Note 1—Summary of significant accounting policies

Organization: Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company was formed on January 12, 1999. Reliance Capital Advisors, Inc. ("RCA") and Reliance Financial Corporation ("RFC") are 50% owners of Reliance Securities, LLC.

In 2000 the Company was approved to conduct a general securities business as an introducing broker. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. The Company also collects commissions generated by RCA employees through another registered broker-dealer, The Strategic Financial Alliance ("SFA"), a registered broker-dealer that clears all its transactions on a fully disclosed basis through Pershing, LLC.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income taxes: The Company is a dual-member limited liability company and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed through to its members.

Cash and cash equivalents: The Company considers all liquid investments of three months or less to maturity to be cash equivalents. At December 31, 2006, the Company had a $50,000 deposit with a clearing broker that was subject to withdrawal restrictions.

Revenue recognition: The Company recognizes commissions revenue on a trade date basis.

Marketing expense: Marketing expense represents monies paid to associated banks per third-party marketing agreements. The expense is recognized as incurred.

Liabilities subordinated to the claims of general creditors: At December 31, 2006 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 2—Related-party transactions

The Company paid $11,004 during 2006 to Reliance Trust Company, a subsidiary of RFC, as reimbursement of expenses incurred for accounting services and support and rental arrangements. Such amount is included in "other expenses."

SFA is partially owned by members, employees, officers, and directors of RFC and its subsidiaries. Commissions revenue from SFA related to trades executed for RCA was approximately $3,176,664 during 2006. As of December 31, 2006, amounts due to the Company from SFA totaled $611,454.

Note 3—Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2006, were as follows:

	2006
Net capital	$ 855,485
Net capital ratio (ratio of indebtedness to capital)	.23 to 1


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Auditors' on Accompanying Information

The Board of Directors
Reliance Securities, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Reliance Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 23, 2007

Schedule 1

Reliance Securities, LLC

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2006
Members' capital	$ 1,538,595
Less:	
Accounts receivable	677,411
Prepaid assets	5,699
	683,110
Net capital	$ 855,485
Aggregate indebtedness	$ 197,892
Ratio of indebtedness to capital	.23 to 1


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Reliance Securities, LLC
Atlanta, Georgia

In planning and performing our audits of the financial statements of Reliance Securities, LLC for the year ended December 31, 2006; we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Reliance Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors of the Company, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 23, 2007

END